Exhibit 1.1
China.com Inc.
Extends Its Shareholding in 17game
Hong Kong, 19 August 2005: China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet services and online game provider operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that the Company has increased its shareholding of Beijing 17game Network Technology Co., Ltd. (“17game”) from 36.5% to 48%.
17game has a track record in launching and distributing successful online games for the China market. Its latest online game, “Yulgang,” has received strong market reception since the open beta test in April 2005. Commercially launched in mid-July, and Yulgang’s continues to grow with peak concurrent users now exceeding 160,000 and over 6 million registered users. It is one of the most popular Massive Multiplayer Online Role-Playing Games (“MMORPG”) in China *, amongst over 40 new games launched this year.
Yulgang initiated a distinctive revenue model for MMORPG in China by generating revenue selling value-added virtual merchandise and services through its online game shop, rather than charging game users for time spent. Having proven successful in Korea, this new model is proving to be a successful breakthrough in China.
Rudy Chan, CEO of China.com said, “We are delighted to see the successes of Yulgang and believe our increased ownership of 17game helps the company expand further in the high growth online game sector and create synergies with our existing online and mobile businesses.”
Under the existing investment agreement, China.com has the right to ultimately acquire up to 100% in 17game over time.
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*	source: 17173.com
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries. For more information about CDC Corporation, please visit the website www.cdccorporation.net.
About China.com Inc
China.com Inc. (stock code: 8006; website:  www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website:  www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.
Safe Harbor Statement
There is no assurance that the current growth of 17game’s business including the continued growth of Yulgang can be maintained or that identified synergies with China.com Inc.’s online and mobile services will come to the fore. The statements in this news release, other than historical information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results.
For further information, please contact:

CDC Corporation
Media Relations	Investor Relations

Anne Yu	Craig Celek
Vice President, Corporate Planning	Vice President, Investor Relations
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail: craig.celek@cdccorporation.net

China.com Inc.

Agnes Li
Corporate Communications Manager
Tel: (852) 2237 7181
Fax: (852) 2571 0410
Email: media@hk.china.com